Exhibit 5

Vintage Capital Management, LLC
4705 S. Apopka Vineland Road, Suite 206
Orlando, FL 32819

September 10, 2019

Via E-mail and Federal Express

Red Robin Gourmet Burgers, Inc. (the “Company” or “you”)
6312 S. Fiddler’s Green Circle, Suite 200N
Greenwood Village, Colorado 80111
Attention: Board of Directors (the “Board”)

Ladies and Gentlemen:

Vintage Capital Management, LLC (“Vintage”, “we” or “us”) writes in response to the press releases issued by the Company on September 5, 2019 (collectively, the “Press Release”), disclosing that it hired Paul Murphy as Chief Executive Officer and that the Board unanimously rejected our proposed all-cash acquisition of the Company at a substantial premium. While both of these actions are profoundly disappointing, given the Board’s prior actions, neither is remotely surprising.

The Press Release grossly misrepresents to the Company’s stockholders what has occurred since Vintage first announced its position in the Company. In the Press Release, you state that the Company “appreciate[s] the constructive dialogue with Vintage”. Despite our repeated requests, there has been no substantive dialogue, let alone one that could be described as “constructive”. Since the Press Release fails to tell the true story that the Company’s stockholders are entitled to hear, we are forced to do so.

Prior to our Schedule 13D filing on May 9, 2019, we sought a dialogue with the Board and Company management but those discussions were not productive. On June 4, 2019, we amended our Schedule 13D filing to include additional shares purchased since our original filing on May 9th. On the very next day and with no prior discussion with us, the Board adopted an onerous, unnecessary and, potentially, illegal poison pill. On June 13, 2019, we made our initial proposal to acquire the Company at $40 per share in cash, which represented an approximately 57% premium to the Company’s unaffected stock price. Rather than engaging on our proposal, the Board continued with its pattern of delay and eventually requested that we submit a “formal” proposal for its consideration. We obliged the Board and submitted that “formal” proposal on July 18, 2019. With our offer in hand representing an approximately 57% premium, the Company inexplicably did not request any conversation with us until August 27, 2019, days before it summarily rejected our offer and hired Mr. Murphy. All of this is even more egregious in light of the fact that we have advised the Company on several occasions (including in the August 27 conversation) that we were optimistic that we could increase our offer, potentially materially, following due diligence and that were prepared to sign a customary nondisclosure agreement, including a standstill. If there was any doubt from the timing of the August 27 conversation that you had zero interest in meaningful engagement, the content of our discussion made clear that you were simply “checking the box” at the urging of your advisors.

Although the Press Release seeks to cast doubt on our ability to finance the acquisition of the Company, to this day neither the Company nor its representatives have reached out to our financing sources. Your disclosure in the Press Release in this regard is uninformed at best, and is clearly misleading. Vintage and its affiliates have a proven track record of executing numerous transactions of the nature we have proposed. Unlike the Board, we would welcome the opportunity to have meaningful engagement to address any legitimate questions the Board may have in this regard.

The Press Release conveys the Board’s view that our proposal undervalues the Company in light of the “strategic plan that is currently being implemented”. It is curious logic for the Company to cite the continuation of an in-process “strategic plan” to summarily reject our attractive offer while at the same time announcing that it had hired a new CEO to “transform” Red Robin with his unique “turnaround expertise.” Your Press Release states that the Board acted consistent with its fiduciary duties; by betting the farm on a risky and expensive transformation without considering any immediate and riskless value creation alternatives, the Board’s conduct proves the contrary.

In our early letters to the Company, we expressed concerns that the Company’s ineffective Board would prevent the Company from attracting an “A+” operator to serve as Chief Executive Officer. We look forward to the opportunity to meet with Mr. Murphy and discuss his vision for the Company, and while it remains to be seen whether Mr. Murphy will be an A+ Chief Executive, the Board was more than happy to reward him with an A+ compensation package that does not align with creating stockholder value. Specifically, the compensation package approved by the Board shifts considerable value from stockholders to the new CEO regardless of whether he succeeds or fails in his “turnaround” efforts. Most troubling, even with our offer pending, the Company granted Mr. Murphy a staggering severance package. If Mr. Murphy is terminated in connection with a sale of the Company or a change of a majority of the Board, he is entitled to cash and vested equity with a value today of more than $9 million. We question whether other senior Company employees were similarly granted outsized severance packages after we made our initial offer. We think the Company’s stockholders are entitled to know the totality of change of control and similar arrangements that this Board has bestowed on management and the impact these arrangements may have on a sale process. Moreover, we request that the Board disclose what analysis (if any) was done to justify the significant amount of value that was shifted to Mr. Murphy and potentially other senior employees to the detriment of stockholders.

The Board will be called to answer for its campaign of delay, obfuscation, and fiduciary duty breach. We intend to investigate these actions for the benefit of the Company’s stockholders, including through a thorough review of the Company’s books and records as permitted by applicable law. We intend to further assess our options as to the replacement of all or a portion of the Board following the completion of (or during the pendency of) our review. We plan to communicate further with the Board and our fellow stockholders at that time.

We expressly reserve all rights and remedies in respect of actions that have been or may hereafter be taken by the Board.

Very truly yours,

Brian Kahn
Manager
Vintage Capital Management, LLC

cc:	Tariq Mundiya
Russell Leaf
Jared Fertman

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